Report of Independent Registered
Public Accounting Firm

The Board of Directors of
Dreyfus High Yield Strategies Fund:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that Dreyfus High Yield Strategies Fund (the
"Fund"), complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of March 31,
2014, and from June 30, 2013 through March 31,
2014, with respect to securities reflected in the
investment accounts of the Fund. Management is
responsible for the Fund's compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the
Fund's compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Fund's compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
March 31, 2014, and with respect to agreement of
security purchases and sales, for the period from
June 30, 2013 (the date of our last examination)
through March 31, 2014:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Count and inspection of all securities located
in the vault of the Custodian in New York
City;
4.	Reconciliation between the Fund's
accounting records and the Custodian's
records as of March 31, 2014;
5.	Agreement of pending purchase activity for
the Fund as of March 31, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Fund as of March 31, 2014 to
documentation of corresponding subsequent
bank statements;
7.	Agreement of a minimum of five purchases
and five sales, from the period June 30, 2013
(the date of our last examination) through
March 31, 2014 from the books and records
of the Fund to the bank statements noting
that they had been accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period January 1, 2013 to
December 31, 2013 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
9.	 We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from January 1, 2014 through
March 31, 2014. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of March 31, 2014, and from June 30, 2013 through March 31, 2014, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus High Yield Strategies Fund and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
June 30, 2014
June 30, 2014

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus High Yield Strategies
Fund (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of March 31, 2014, and for the period from June 30, 2013 (the date of our last examination) through March 31, 2014.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31,
2014 and from June 30, 2013 through March 31,
2014 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus High Yield Strategies Fund

Jim Windels
Treasurer

2